# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bright Scholar Education Holdings Limited, CIK 0001696355
CUSIP: 109199208
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road,Cambridge,, England, United Kingdom (X0), Cb1 7bx
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0002031450
Persons authorized to receive notices and communications: Excellence Education Inv. Ltd, No.1, Country Garden Road, Beijiao Town, Shunde District Foshan, Guangdong, China (F4), 528300, 86 757 2666 2233

## Reporting persons
- Excellence Education Investment Limited (CIK 0002031450): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 72,590,000; sole dispositive power 0; shared dispositive power 72,590,000; aggregate amount beneficially owned 72,590,000 (61.2% of the class)
  Comment: (1) Excellence Education Investment Limited has shared voting and dispositive power over the Issuer's 72,590,000 Class B Ordinary Shares directly held by it. (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Excellence Education Investment Limited represent approximately 81.4% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Ultimate Wise Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 15,451,559; sole dispositive power 0; shared dispositive power 15,451,559; aggregate amount beneficially owned 15,451,559 (13% of the class)
  Comment: (1) Ultimate Wise Group Limited has shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by it. (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Ultimate Wise Group Limited represent approximately 16.9% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Noble Pride Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 88,041,559; sole dispositive power 0; shared dispositive power 88,041,559; aggregate amount beneficially owned 88,041,559 (74.2% of the class)
  Comment: (1) Noble Pride Global Limited has shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are its wholly owned subsidiaries. (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Noble Pride Global Limited represent approximately 98.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Yeung Family Trust V: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 88,041,559; sole dispositive power 0; shared dispositive power 88,041,559; aggregate amount beneficially owned 88,041,559 (74.2% of the class)
  Comment: (1) TMF Trust (HK) Limited, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride Global Limited. Therefore, Yeung Family Trust V has shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited. (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Yeung Family Trust V represent approximately 98.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- TMF Trust (HK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 88,041,559; sole dispositive power 0; shared dispositive power 88,041,559; aggregate amount beneficially owned 88,041,559 (74.2% of the class)
  Comment: (1) TMF Trust (HK) Limited, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited. Both of Ultimate Wise Group Limited and Excellence Education Investment Limited are wholly owned subsidiaries of Noble Pride Global Limited. (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by TMF Trust (HK) Limited represent approximately 98.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Hongru Zhou: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ruolei Niu: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wisdom Avenue Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Waterflower Investment Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Name of issuer: Bright Scholar Education Holdings Limited
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road,Cambridge,, England, United Kingdom (X0), Cb1 7bx
Comment:
This amendment to Schedule 13D (the "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 28, 2025 (the "Original Schedule 13D," as amended and supplemented by this Amendment No. 1, the "Schedule 13D") by each of Hongru Zhou, Ruolei Niu, Yeung Family Trust V, Noble Pride Global Limited, Ultimate Wise Group Limited, Excellence Education Investment Limited and TMF Trust (HK) Limited. This Schedule 13D also represents the initial Schedule 13D filed by Wisdom Avenue Global Limited and Waterflower Investment Ltd.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D, as amended.

This Schedule 13D relates to Class A ordinary shares, par value $0.00001 per share (the "Class A Ordinary Shares") and Class B ordinary shares, par value $0.00001 per share (the "Class B Ordinary Shares") of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the "Issuer"). The address of the principal executive offices of the Issuer is Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road Cambridge, England, Cb1 7bx, United Kingdom.

The Issuer's American depositary shares (the "ADSs"), each representing four Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol "BEDU." As used in this Schedule 13D, the term "Ordinary Shares" or "Shares" includes Class A Ordinary Shares and Class B Ordinary Shares.

## Item 2. Identity and Background
Name of person filing: (1) Excellence Education Investment Limited ("Excellence Education"). (2) Ultimate Wise Group Limited ("Ultimate Wise"). (3) Noble Pride Global Limited ("Noble Pride"). (4) Yeung Family Trust V. (5) TMF Trust (HK) Limited ("TMF Trust"). (6) Hongru Zhou. (7) Ruolei Niu. (8) Wisdom Avenue Global Limited (the "Wisdom Avenue"). (9) Waterflower Investment Ltd. (the "Waterflower Investment").
Residence or business address: (1) Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. (2) Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. (3) Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. (4) 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. (5) 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. (6) Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom. (7) Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom. (8) Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. (9) Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment:
(1) The principal business of Excellence Education is investment holding. (2) The principal business of Ultimate Wise is investment holding. (3) The principal business of Noble Pride is investment holding. (4) The principal business of the trustee of the Yeung Family Trust V is trustee services. (5) The principal business of TMF Trust is trustee services. (6) Hongru Zhou is the director and chairperson of the Issuer. (7) Ruolei Niu is the Chief Executive Officer of the Issuer. (8) The principal business of Wisdom Avenue is investment holding.(9) The principal business of Waterflower Investment is investment holding.

Excellence Education, Ultimate Wise, Noble Pride, Yeung Family Trust V, TMF Trust, Mr. Hongru Zhou, Mr. Ruolei Niu, Wisdom Avenue and Waterflower Investment are collectively referred to as "Reporting Persons."

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A (attached as Exhibit 99).

Ultimate Wise and Excellence Education are the record holders of the Ordinary Shares reported on this Schedule 13D. Noble Pride is the sole shareholder of each of Ultimate Wise and Excellence Education. TMF Trust, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride.
Criminal convictions in the last five years: None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.
Citizenship: (1) British Virgin Islands. (2) British Virgin Islands. (2) British Virgin Islands. (4) Jersey. (5) Hong Kong. (6) Hong Kong. (7) Hong Kong. (8) British Virgin Islands. (9) British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to an agreement and plan of merger, dated as of October 13, 2025 (the "Merger Agreement"), by and among (i) Excellence Education Investment Limited, a BVI business company organized and existing under the laws of the British Virgin Islands ("Parent"), (ii) Bright Education Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent ("Merger Sub"), and (iii) the Issuer, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the "Merger"). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99. 3 (previously filed with the SEC by the Issuer on Form 6-K on October 14, 2025) and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that, at a price of US$2.30 in cash per ADS or US$0.575 in cash per Share, approximately US$14.74 million will be expended in acquiring approximately 25.63 million outstanding Shares owned by shareholders of the Issuer, other than the Reporting Persons (the "Purchased Shares"). This amount includes the estimated funds required to (i) purchase the Purchased Shares and (ii) pay for the outstanding options to purchase the Shares, in each case, as contemplated in the Merger Agreement.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to a subscription agreement, dated as of October 13, 2025 (the "Subscription Agreement"), by and among the Subscribers (as defined below) and Parent. The "Subscribers" include Wisdom Avenue and Waterflower Investment. Under the terms and subject to the conditions of the Subscription Agreement, the Subscribers will provide equity financing of an approximate amount of $14.74 million to Parent to consummate the Merger and in exchange subscribe for ordinary shares of Parent to be issued to each of the Subscribers. The descriptions of the Subscription Agreement and the transactions contemplated by it set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Subscription Agreement. A copy of the Subscription Agreement is filed as Exhibit 4 and is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On October 13, 2025, Parent, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, at the effective time of the Merger, each ADS issued and outstanding immediately prior to the effective time of the Merger, other than the ADSs representing the Excluded Shares (as defined in the Merger Agreement), will be cancelled in exchange for the right to receive US$2.30 in cash per ADS without interest, and each Share of the Issuer issued and outstanding immediately prior to the effective time of the Merger, other than the Excluded Shares (as defined in the Merger Agreement), Shares represented by ADSs and the Dissenting Shares (as defined in the Merger Agreement), will be cancelled in exchange for the right to receive US$0.575 in cash per Share without interest.

If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately-held company beneficially owned by the Reporting Persons and Sure Brilliant Global Limited, and its ADSs will no longer be listed on the New York Stock Exchange. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.3 and is incorporated herein by reference in its entirety.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, Sure Brilliant Global Limited (the "Rollover Shareholder"), Parent and Merger Sub entered into a rollover agreement (the "Rollover Agreement"). Pursuant to the Rollover Agreement, the Rollover Shareholder will contribute the Shares it holds to the Merger Sub in exchange for newly issued ordinary shares of Parent. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 99.5 and is incorporated herein by reference in its entirety.

Share Transfer Agreement

Concurrently with the execution of the Merger Agreement, Ultimate Wise and Merger Sub entered into a share transfer agreement (the "Share Transfer Agreement"). Pursuant to the Share Transfer Agreement, Ultimate Wise will transfer the Shares it holds to the Merger Sub for nominal value. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Share Transfer Agreement, a copy of which is filed as Exhibit 99. 6 and is incorporated herein by reference in its entirety.

Subscription Agreement

Concurrently with the execution of the Merger Agreement, the Subscribers and the Parent entered into the Subscription Agreement. Pursuant to the Subscription Agreement, among other things, the Subscribers will subscribe for certain newly issued ordinary shares of Parent for a total purchase price of US$ 14,736,235.70 (the "Purchase Price"). The Purchase Price will be used for the purpose of, among other things, financing the consummation of the Merger and the other Transactions (as defined in the Merger Agreement). The information disclosed in this paragraph is qualified in its entirety by reference to the Subscription Agreement, a copy of which is filed as Exhibit 99.4 and is incorporated herein by reference in its entirety.

Limited Guarantees

Concurrently with the execution of the Merger Agreement, Ruolei Niu and Hongru Zhou (each a "Guarantor" and collectively, the "Guarantors") each entered into a limited guarantee with the Issuer (the "Limited Guarantee"), pursuant to which such Guarantor guaranteed to the Issuer, on the terms and subject to the conditions set forth therein, the due and punctual payment, observance, performance and discharge as and when due of the payment obligations of Parent with respect to (i) the payment of the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 9.2(c) of the Merger Agreement (subject to the terms and limitations of Section 9.2(d) of the Merger Agreement) and (ii) the reimbursement obligations of Parent pursuant to Section 9.2(f) of the Merger Agreement; provided that, in no event shall the Guarantor's aggregate liability exceed the percentage of the payment obligations of the Parent Termination Fee (as defined in the Merger Agreement) and reimbursement obligations as set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantees, a copy of which are filed as Exhibits 99. 7 through 99.8 and are incorporated herein by reference in their entirety.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment and the information set forth or incorporated in Items 3, 4, and 6 are hereby incorporated herein by reference in this Item 5.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 99 - Schedule A

Exhibit 99.1 - Joint Filing Agreement dated October 15, 2025 by and among the Reporting Persons

Exhibit 99.2 - Proposal Letter dated May 26, 2025 from Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education, Ultimate Wise and Sure Brilliant to the board of directors of the Issuer (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on May 28, 2025)

Exhibit 99.3 - Agreement and Plan of Merger by and among Parent, Merger Sub and the Issuer dated October 13, 2025 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 14, 2025).

Exhibit 99.4 - Subscription Agreement by and among Parent and Subscribers dated October 13, 2025

Exhibit 99.5 - Rollover Agreement by and among Sure Brilliant, Parent and Merger Sub dated October 13, 2025

Exhibit 99.6 - Share Purchase Agreement by and among Ultimate Wise and Merger Sub dated October 13, 2025

Exhibit 99.7 - Limited Guarantee by Mr. Hongru Zhou in favor of the Issuer dated October 13, 2025

Exhibit 99.8 - Limited Guarantee by Mr. Ruolei Niu in favor of the Issuer dated October 13, 2025

## Signatures
- Excellence Education Investment Limited: /s/ Meirong Yang, Meirong Yang/Director (10/15/2025)
- Ultimate Wise Group Limited: /s/ Huiyan Yang, Huiyan Yang/Director (10/15/2025)
- Noble Pride Global Limited: /s/ YEU Chi Fai, YEU Chi Fai/Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited (10/15/2025)
- Yeung Family Trust V: /s/ YEU Chi Fai, HUI Wai Ling, YEU Chi Fai, HUI Wai Ling/Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V (10/15/2025)
- TMF Trust (HK) Limited: /s/ YEU Chi Fai, HUI Wai Ling, YEU Chi Fai, HUI Wai Ling/Authorized Signatories (10/15/2025)
- Hongru Zhou: /s/ Hongru Zhou, Hongru Zhou/Chairperson of the Board of Directors (10/15/2025)
- Ruolei Niu: /s/ Ruolei Niu, Ruolei Niu/Chief Executive Officer (10/15/2025)
- Wisdom Avenue Global Limited: /s/ Qing YAO, Qing YAO/Director (10/15/2025)
- Waterflower Investment Ltd.: /s/ Qing YAO, Qing YAO/Director (10/15/2025)